UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger

	[X]	Liquidation

	[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Emerge ETF Trust

3.	Securities and Exchange Commission File No.: 811-23797

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ]	Initial Application [X]	Amendment

5	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

500 Pearl Street, Suite 740 Buffalo, NY 14202

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joel D. Corriero Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215-564-8528

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Emerge Capital Management Inc. (“Emerge Capital”), 500 Pearl Street, Suite 740, Buffalo, New York 14202, 716-970-4512, for records relating to the Emerge ETF Trust and Emerge Capital’s function as investment adviser.

Catherine Avery Investment Management LLC (“CAIM”), 595 Bay Isles Road, Suite 210, LongBoat Key, Florida 34228, 941-388-7249 , for records relating to CAIM’s function as investment sub-adviser.

Grace Capital, 400 Crown Colony Drive, Suite 101, Quincy, Massachusetts 02169, 617-921-6591, for records relating to Grace Capital’s function as investment sub-adviser.

Zevin Asset Management, LLC (“Zevin”), 2 Oliver Street, Suite 806, Boston, Massachusetts 02109, 617-742-6666, for records relating to Zevin’s function as investment sub-adviser.

Channing Global Advisors, LLC (“Channing Global”), 801 Brickell Avenue, Suite 800, Miami, Florida 33131, 305-901-5315, for records relating to Channing Global’s function as investment sub-adviser.

ALPS Distributors, LLC, 1290 Broadway, Suite 1000, Denver, Colorado 80203, 1-800-920-0259 or 866-759-5679, for records relating to its function as principal underwriter.

The Bank of New York Mellon, 240 Greenwich Street, New York, New York 10286, c/o Ms. Jessica Strub, 585.233.7177, for records relating to its function as administrator, custodian and transfer agent.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund is a statutory trust created under the laws of the state of Delaware.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Emerge Capital Management Inc. 500 Pearl Street, Suite 740 Buffalo, NY 14202

Catherine Avery Investment Management LLC 595 Bay Isles Road, Suite 210 LongBoat Key, Florida 34228

Grace Capital (No longer in existence) 400 Crown Colony Drive, Suite 101 Quincy, Massachusetts 02169

Zevin Asset Management, LLC

2 Oliver Street, Suite 806 Boston, Massachusetts 02109

Channing Global Advisors, LLC 801 Brickell Avenue, Suite 800 Miami, Florida 33131

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, LLC 1290 Broadway, Suite 1000 Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not Applicable

	(b)	Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes		[X]	No

If Yes, for each UIT state: Not Applicable

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

May 18, 2023

If Yes, state the date on which the board vote took place:

If No, explain: Not applicable

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place: Not Applicable

If No, explain:

Liquidation of the Funds does not require a shareholder vote. The Funds may be dissolved at the discretion of the Board of Trustees pursuant to Article VIII, Section 1.d of the Agreement and Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[X]	Yes		[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions: July 14, 2023.

	(b)	Were the distributions made on the basis of net assets?

		[X]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[X]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

	(e)	Liquidations only: Were any distributions to shareholders made in-kind?

		[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not Applicable

17.	Closed-end funds only:

Has the fund issued senior securities?

Not Applicable

	[ ]	Yes		[ ]	No

If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: Not Applicable

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[ ]	Yes		[X]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed? There are no remaining shareholders in the Funds.

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not Applicable

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

	[X]	Yes	[ ]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

As of the date of this Form as filed, the Emerge ETF Trust continues to hold approximately $6,990.73 in cash or receivables. These assets will pay for the outstanding legal, regulatory, and other administrative liabilities pertaining to the Trust’s liquidation.

	(b)	Why has the fund retained the remaining assets?

The Trust has set aside cash and receivables as a reserve established to cover the Trust’s remaining legal and regulatory expenses and other administrative liabilities regarding the Trust’s liquidation. The reserve amount will cover the expenses in their entirety.

	(c)	Will the remaining assets be invested in securities?

	[ ]	Yes	[X]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[X]	Yes	[ ]	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

The fund has outstanding legal, regulatory, and other administrative liabilities pertaining to the Trust’s liquidation. This includes:

(i) Delaware Filing Fee: $500

(ii) Legal Expenses Related to Filing Services: $2,200

(iii) Regulatory Compliance Expenses: $4,290.73

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Trust has set aside $6,990.73 (“Reserve Fund”) which was established to cover the Trust’s remaining legal, regulatory, and administrative liabilities in connection with the Trust’s liquidation.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $6,646

		(ii)	Accounting expenses: 0

		(iii)	Other expenses (list and identify separately):

1. Delaware Filing Fees: $500

2. Regulatory Compliance Expenses: $9,290.73

3. Financial Technology Fees: $105.19

4. Tail Insurance Fees: $17,944

		(iv)	Total expenses (sum of lines (i)-(iii) above): $34,485.92

	(b)	How were those expenses allocated?

The liquidation expenses were allocated to the Trust.

	(c)	Who paid those expenses?

The Trust paid those expenses and any outstanding expenses will be paid by the Trust as outlined above.

	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes	[X] No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[X] No

If Yes, describe the nature and extent of those activities: Not Applicable

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Not Applicable

(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N‑8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Emerge ETF Trust, (ii) he is the Chief Compliance Officer of  Emerge ETF Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his knowledge, information and belief.

/s/ Peter R. Guarino
Name: Peter R. Guarino
Title: Chief Compliance Officer